================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*


                             Advanced Lumitech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00758W 10 3
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                                 (CUSIP Number)

       David J. Brown, Choate, Hall & Stewart, Exchange Place, 53 State Street, Boston, MA 02109, 617-248-4056
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 00758W 10 3                                            Page  2  of  17
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  James Galvin and Peggy Galvin, JTWROS ("Galvin")
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [ ]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  PF
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
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                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           5,357,145 shares of Common Stock
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      5,357,145 shares of Common Stock
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,357,145 shares of Common Stock
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.357%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         (a)   ISSUER:  Advanced  Lumitech,  Inc. (the  "Company")  Address:  8c
                      Pleasant Street., First Floor, South Natick, MA 01760

         (b) TITLE OF THE CLASS OF EQUITY SECURITIES: Common Stock, $.001 par value ("Common Stock")


ITEM 2.  IDENTITY AND BACKGROUND

         James Galvin

         (a)   Name: James Galvin
                    --------------------------

         (b)   Residence or Business Address:

                 9 Bluestone Path, Natick, Massachusetts 01760
               --------------------------------------------------

         (c)   Principal Occupation:   President  and  Owner of  Galvin Electric
                    Company, a privately owned electric subcontractor company.
                  --------------------------------------------------------------

         (d)   Criminal Proceedings: None
                                    -----------------

         (e)   Civil Proceedings: None
                                 -------------

         (f)   Citizenship:  United States
                           ---------------------------

         Peggy Galvin

         (a) Name: Peggy Galvin
                  --------------------------

         (b)   Residence or Business Address:

                 9 Bluestone Path, Natick, Massachusetts 01760
               --------------------------------------------------

         (c)   Principal Occupation: Housewife
                                    --------------------------

         (d)   Criminal Proceedings: None
                                    -----------------

         (e)   Civil Proceedings: None
                                 -------------

         (f)   Citizenship:  United States
                           ---------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Galvin used $125,000 of personal funds to acquire the 1,785,715 shares of Common Stock purchased from the Company.

ITEM 4.  PURPOSE OF TRANSACTION

Galvin acquired 1,785,715 shares of the Common Stock, $.001 par value, of Advanced Lumitech, Inc., a Nevada corporation (the "Company"), for a purchase price of $.07 per share. In connection with his investment Galvin received one warrant to purchase an additional 3,571,430 shares of the Company's Common Stock at an exercise price of $.07 per share on or before December 2, 2003. Galvin has acquired the shares of the Company's Common Stock for investment.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate shares of the Company's Common Stock beneficially owned by Galvin: 5,357,145 shares of the Company's Common Stock, representing 5.357% of the Company's issued and outstanding shares of Common Stock.

         (b) The number of shares of the Company's Common Stock with respect to which James Galvin has: Sole voting power: 0; Shared voting power: 5,357,145 shares; Sole dispositive power:
                  0; and Shared dispositive power: 5,357,145 shares.

                  The number of shares of the Company's Common Stock with respect to which Peggy Galvin has: Sole voting power: 0; Shared voting power: 5,357,145 shares; Sole dispositive power:
                  0; and Shared dispositive power: 5,357,145 shares.

         (c) As of the date of the transaction reported on this form 13D there have been no transactions in the Company's Common Galvin that were affected during the past 60 days or since the most recent filing on Schedule 13D by Galvin.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities listed above.

         (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As indicated, Galvin has acquired 1,785,715 shares of the Common Stock, $.001 par value, of Advanced Lumitech, Inc., a Nevada corporation (the "Company"), for a purchase price of $.07 per share. In connection with his investment Galvin received one warrant to purchase an additional 3,571,430 shares of the Company's Common Stock at an exercise price of $.07 per share on or before December 2, 2003.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

One Subscription Agreement and one Warrant Agreement issued by the Company to Galvin.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  October 3, 2003


Signature  /s/ Galvin
          ---------------------------------

Name/Title/Galvin


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                  Exhibit 10.1
                     ADVANCED LUMITECH, INC., d/b/a BRIGHTEC


                             SUBSCRIPTION AGREEMENT


         This Subscription Agreement (this "Agreement") dated as of October 3rd, 2003 is entered into by and between Advanced Lumitech, Inc., d/b/a Brightec, a Nevada corporation with a principal place of business at 396 Washington Street, Suite 314, Wellesley Hills, Massachusetts 02481, U.S.A. (the "Company"), and the undersigned subscribing investor (the "Investor") with an address set forth on the signature page hereof.


                              PRELIMINARY STATEMENT


         The Company is offering for sale certain shares (the "Shares") of the Company's previously authorized, but unissued, $0.001 par value Common Stock. The Investor wishes to purchase the Shares on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, the Company and the Investor hereby agree as follows:


         1. SUBSCRIPTION. Subject to the terms and conditions of this Agreement, the Investor irrevocably subscribes for and agrees to purchase from the Company the number of Shares set forth in Section B of the signature page hereof at the purchase price per Share set forth in Section C of the signature page hereof for the aggregate purchase price set forth in such Section C. The obligation of the Investor to subscribe and pay for the Shares purchased hereunder shall be complete and binding upon the Investor's execution of this Agreement and the tender of the applicable payment to the Company. This subscription shall be deemed accepted by the Company upon execution by the Company of the signature page of this Agreement. The purchase price shall be paid by wire transfer or by check. Upon the acceptance by the Company of this subscription, the Company will deliver a fully executed copy of this Agreement to the Investor.

         2. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser understands and acknowledges that (a) the Shares are being offered and sold under one or more exemptions from registration provided for in Section 4(2) or
Section 3(b) of the Securities Act of 1933, as amended (the "Securities Act"), including Regulation D promulgated thereunder, and any applicable state securities laws, and (b) this transaction has not been reviewed or approved by the United States Securities and Exchange Commission or by any regulatory authority charged with the administration of the securities laws of any state or foreign country. The Purchaser represents, warrants and covenants to the Company as follows:

              2.1 KNOWLEDGE, EXPERIENCE AND FINANCIAL POSITION. The Investor is an "accredited investor" within the meaning of Rule 501 under the Securities Act. The financial position and investments of the Investor are such that the Investor is in the financial position to hold the Shares that the Investor has subscribed for and purchased for an indefinite period of time and to bear the economic risk of, and withstand a complete loss of, the purchase price of such Shares, and by virtue of the Investor's expertise, the advice available to the Investor (which advice is furnished to the Investor by persons who are neither affiliated with nor directly or indirectly compensated by the Company or any affiliate or selling agents of the Company), and the Investor's previous investment expertise, the Investor has extensive knowledge of and experience in financial and business matter, investments, securities and private placements and the capability to evaluate the merits and risks of the Investor's investment in the Shares.

              2.2 REVIEW OF OFFERING DOCUMENTS. The Investor has read the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and the Company's quarterly reports for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000, all as filed with the United States Securities and Exchange Commission, and this Subscription Agreement (collectively, the "Offering Documents"). The Investor acknowledges that the Company has provided to the Investor a brief description of the Shares, the Company's use of the proceeds from the sale of the Shares and any material changes in the Company's affairs that are not disclosed in the documents furnished. In evaluating the suitability of an investment in the Company, the Purchaser has not relied upon any representations or other information (whether oral or written) other than as set forth in the Offering Documents or as contained in any documents or answers to questions furnished by the Company.

              2.3 ACCESS TO INFORMATION. The Investor acknowledges that he, she or it possesses sufficient information to understand the merits and risks associated with the investment in the Shares. The Investor, in making the decision to subscribe for and purchase the Shares, has relied solely upon independent investigations made by the Investor. The Company has given the Investor (i) access to all material books and records of the Company; (ii) access to all material contracts and documents relating to this offering; and
(iii) an opportunity to ask questions of, and to receive answers from, the appropriate executive officers and other persons acting on behalf of the Company concerning the Company and the terms and conditions of this offering, and to obtain any additional information, to the extent such persons possess such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information relating to this offering. The Investor acknowledges that no valid request to the Company by the Investor for information of any kind about the Company has been refused or denied by the Company or remains unfulfilled as of the date thereof.

              2.4 INVESTMENT INTENT. The Shares are being acquired solely for the Investor's own account, for investment purposes only, and not with a view to, or in connection with, any resale or distribution thereof. The Investor has no contract, undertaking, understanding, agreement or arrangement, formal or informal, with any person to offer, sell, assign, transfer, pledge of otherwise dispose of to any person the Shares for which the Investor hereby subscribes, or any part thereof, any interest therein or any rights thereto. The Investor has no present plans to enter into any such contract, undertaking, agreement or arrangement to offer, sell or distribute the Shares.

              2.5 SECURITIES LAWS.

                    (a) The Investor understands and acknowledges that the Investor must bear the economic risk of the investment for an indefinite period of time because the Shares have not been registered under the Securities Act or applicable state securities laws and, therefore, that the Shares cannot be offered, sold, pledged or otherwise disposed of and that the Investor will not offer, sell pledge or otherwise dispose of the Shares except pursuant to (i) an effective registration under the Securities Act and qualification under applicable state securities laws, or (ii) an opinion of counsel satisfactory to the Company that such registration and qualification are not required.

                    (b) The Investor understands that the Shares are "restricted securities" within the meaning of Rule 144 under the Securities Act and that any sales of the Shares must comply with all the provisions of Rule 144 if and when that Rule becomes available to the Investor. The Investor further understands that the Company has no obligation to register the Shares under the Securities Act or permit or facilitate sales under Regulation A or any other exemption from the Securities Act.

                    (c) In the event any stockholders of the Company are granted registration rights in the future to register shares of the Company's capital stock under the Securities Act of 1933, as amended, the holder of the Shares shall be entitled to substantially similar registration rights with respect to the Shares.

              2.6 RESTRICTIVE LEGEND. The Investor understands that a stop-transfer order will be placed on the books of the Company (or its transfer agent) respecting the certificates evidencing the Shares and that until such time as the Shares evidenced by such certificates shall have been registered under the Securities Act and qualified under applicable state securities laws or have been transferred in accordance with an opinion of counsel satisfactory to the Company that such registration and qualification is not required as provided in Section 2.5(a) above, such certificates evidencing the Shares shall bear a legend substantially in the form as follows:

         "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and none of such securities, nor any interest therein, may be sold, transferred, assigned, made the subject of any security interest, or otherwise disposed of, unless the Company shall first have received an opinion of counsel, in form and substance satisfactory to the CoMPANY, to the effect that such securities or interest therein, and the proposed disposition thereof, are the subject of a currently effective registration statement under such Act and applicable state securities law OR that such disposition IS PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND LAW."


              2.7 NO DISTRIBUTION OF OFFERING DOCUMENTS. The Investor has not distributed any of the Offering Documents or any of the documents or information the Company provided in response to the Investor's questions to any other person or party; and he or she has not used the Offering Documents or any of them for any purposes other than to evaluate the merits of an investment in the Company.

              2.8 CONTROL OF FUNDS. The Investor represents that the funds provided for this investment are separate property of the Investor or are otherwise funds as to which the Investor has the sole right of management.

              2.9 NO BROKERS. The Investor has not engaged any broker, dealer, finder, commission agent or other similar person in connection with the offer, offer for sale, or sale of the Shares and is not under any obligation to pay any broker's fee or commission in connection with this investment.

              2.10 ACCURACY OF INFORMATION. All of the information the Investor has set forth on the signature page of this Agreement, including without limitation the Accredited Investor Status indicated as applicable to the Investor on the signature page hereof, is true and correct in all respects.

              2.11 RELIANCE UPON REPRESENTATIONS AND WARRANTIES. The Investor acknowledges that in issuing the Shares to the Investor, the Company is relying upon the representations and warranties that the Investor is making herein.

              2.12 AUTHORITY. The Investor has all requisite power and authority to enter into this Agreement.

         3. CONTINUING EFFECT OF REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGMENTS. The Investor agrees that the representations and warranties in
Section 2 herein are true and accurate as of the date of this Agreement, shall be true and accurate as of the date of delivery to and acceptance by the Company of this Agreement and shall survive such delivery and acceptance. If in any respect such representations, warranties and acknowledgments shall not be true and accurate prior to such delivery and acceptance, the Investor shall give immediate written notice of such fact to the Company specifying which representations and warranties and acknowledgments are not true and accurate and the reasons therefor.

         4. INDEMNIFICATION. The Investor agrees to indemnify and hold harmless the Company, its affiliates and its officers, directors and employees from and against any and all loss, cost, damage and expense, including and reasonable attorney's fees, due to or arising out of a breach of any representation, warranty or acknowledgment of the Purchaser contained in this Subscription Agreement. The Investor agrees that it will exonerate and indemnify the Company and its officers and directors against all loss, cost, damage and expense, including reasonable attorney's fees resulting from any offer, sale, transfer, pledge or other assignment by such Investor which involves a violation of the Securities Act or applicable state securities laws.

         5. TRANSFERABILITY. The Investor agrees not to transfer or assign this Agreement, or any of the Investor's interest herein, and further agrees that the assignment and transfer of the Shares acquired pursuant hereto shall be made only in accordance with all applicable laws, this Agreement and the Company's Articles of Incorporation, as amended.

         6. REVOCATION. The Investor agrees that the Investor may not cancel, terminate or revoke this Agreement or any agreement of the Investor made hereunder and that this Agreement shall survive the death or disability of the Investor and shall be binding upon the Investor's heirs, executors, administrators, successors and assigns.

         7. MISCELLANEOUS.

              7.1. NOTICES. All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or first class mail, postage prepaid or express overnight courier service:

                    (a) If to the Investor, to the address set forth on the signature page hereof or as such other address as the Investor may specify by written notice to the Company; or

                    (b) If to the Company, to the address listed below or at such other address as the Company may specify by written notice to the Investor.

                                    BRIGHTEC
  396 WASHINGTON STREET, SUITE 314 WELLESLEY HILLS, MASSACHUSETTS 02482 U.S.A.

ATTENTION: MR. PATRICK PLANCHE

              7.2. GOVERNING LAW. This Agreement is entered into under the laws of The Commonwealth of Massachusetts and for all purposes shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

              7.3. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and may be amended or superseded only by a writing executed by both the parties.

              7.4 SEVERABILITY. Should any one or more of the provisions of this Agreement be determined illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

              7.5 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the Investor and the Company in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken to together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the Investor is in agreement with the foregoing and the parties have executed this Agreement as of the day and the year first above written.

A. Exact Name of Investor as it should appear on Stock Certificate:

                James and Peggy Galvin
                ---------------------------

B. Number of Shares Subscribed for and Purchased: 1,785,715 Shares
                                                 -------------------------------

C. Total Subscription Price (@ US$0.07 per Share):    125,000.00
                                                  ------------------------------

D. Address of Principal Office or Residence:   James J. Galvin
                                               9 Blve Stone Path
                                               Natick, Massachusetts 01760
                                               ---------------------------------



                                            JAMES J. GALVIN

                                            PRINT OR TYPE EXACT NAME OF INVESTOR


                                            By: ________________________________
                                                Name: James J. Galvin


The foregoing Subscription Agreement is hereby accepted and acknowledged:

ADVANCED LUMITECH, INC., d/b/a BRIGHTEC


By: ____________________________
Patrick Planche, President

                                  EXHIBIT 10.2


                     ADVANCED LUMITECH, INC., d/b/a BRIGHTEC

                             STOCK PURCHASE WARRANT

The Warrant represented by this certificate has not been registered under the Securities Act of 1933, and such Warrant may not be sold or transferred unless such sale or transfer is in accordance with the registration requirements of the Securities Act of 1933, as at the time amended, or in conformity with the limitations of Rule 144 or similar rule as then in effect under such Act, or unless some other exemption from the registration requirements of such Act is available with respect thereto.

Warrant No. 03.002                                    Number of Shares 3,571,429
------------------                                    --------------------------



                     ADVANCED LUMITECH, INC., d/b/a BRIGHTEC

                          COMMON STOCK, $.001 PAR VALUE

                           VOID AFTER DECEMBER 2, 2003



         This Warrant is issued to James Galvin (JG) located at 164 Adams Street, Newton, Massachusetts 02458 - USA by ADVANCED LUMITECH, INC., d/b/a
BRIGHTEC a Nevada corporation (hereinafter with its successors called the "Company").

         For value received and subject to the terms and conditions hereinafter set out, the holder of this Warrant, commencing October 3rd, 2003, is entitled upon surrender of this Warrant, with the subscription form annexed hereto duly executed, at the office of the Company, 396 Washington Street, Suite 314, Wellesley Hills, Massachusetts 02481, or such other office as the Company shall notify to the registered holder hereof in writing, to purchase from the Company at an initial purchase price of 7.00 Cents ($0.07) per share, 3,571,429 (three million five hundred and seventy one thousand four hundred twenty nine) fully paid and nonassessable shares of Common Stock, $.001 par value (the "Common
Stock"), of the Company. This Warrant may be exercised in part, and the registered holder shall be entitled to receive a new warrant covering the number of shares in respect of which this Warrant shall not have been exercised. The person or persons in whose name or names any certificate representing shares of Common Stock is issued hereunder shall be deemed to have become the holder of record of the shares represented thereby as at the close of business on the date on which this Warrant is exercised with respect to such shares, whether or not the transfer books of the Company shall be closed. Until such time as this Warrant is exercised or terminates, the purchase price payable and the securities issuable upon exercise of this Warrant are subject to adjustment as hereinafter provided.

         I. This Warrant shall expire at the close of business on December 2nd, 2003, and shall be void thereafter.

         II. The Company covenants that it will at all times reserve and keep available a number of its authorized shares of its Common Stock, free from all pre-emptive rights therein, which will be sufficient to permit the exercise of this Warrant. The Company further covenants that such Common Stock as may be issued pursuant to the exercise of this Warrant will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

         III. If the Company shall at any time prior to the expiration of this Warrant subdivide its outstanding Common Stock, by split-up or otherwise, or combine its outstanding Common Stock, or issue additional shares of its capital stock in payment of a stock dividend in respect of its Common Stock, the number of shares issuable on the exercise of the unexercised portion of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination, and the purchase price then applicable to shares covered by the unexercised portion of this Warrant shall forthwith be proportionately decreased in the case of a subdivision or stock dividend, or proportionately increased in the case of a combination.

         IV. In case of any reclassification, capital reorganization, or change of the outstanding Common Stock of the Company (other than as a result of a subdivision, combination or stock dividend), or in case of any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification or change of the outstanding Common Stock of the Company), or in case of any sale or conveyance to another corporation or other business organization of the property of the Company, as an entirety or substantially as an entirety, at any time prior to the expiration of this Warrant, then, as a condition of such reclassification, reorganization, change, consolidation, merger, sale or conveyance, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the holder of this Warrant, so that the holder of this Warrant shall have the right prior to the expiration of this Warrant to purchase, at a total price not to exceed that payable upon the exercise of the unexercised portion of this Warrant, the kind and amount of shares of stock and other securities and property receivable upon such reclassification, reorganization, change, consolidation, merger, sale or conveyance by a holder of the number of share of Common Stock of the Company which might have been purchased by the holder of this Warrant immediately prior to such reclassification, reorganization, change, consolidation, merger, sale or conveyance, and in any such case appropriate provisions shall be made with respect to the rights and interest of the holder of this Warrant to the end that the provisions hereof (including without limitation, provisions for the adjustment of the purchase price and of the number of shares purchasable upon exercise of this Warrant) shall thereafter be applicable in relation to any shares of stock, and other securities and property thereafter deliverable upon exercise hereof.

         V. In no event shall any fractional share of Common Stock of the Company be issued upon any exercise of the warrant granted hereunder. If, upon exercise of this Warrant as an entirety, the registered holder would, except as provided in this Section 5, be entitled to receive a fractional share of Common Stock, then the Company shall issue the next higher number of full shares of Common Stock, issuing a full share with respect to such fractional share.

         VI. If at any time prior to the expiration or exercise of this Warrant, the Company shall pay any dividend or make any distribution upon its Common Stock or shall make any subdivision or combination of, or other change in its Common Stock, the Company shall cause notice thereof to be mailed, first class, postage prepaid, to the holder of this Warrant at least ten full business days prior to the date as of which holders of Common Stock who shall participate in such dividend, distribution, subdivision, combination or other change are to be determined. Such notice shall also specify the time as of which holders of Common Stock who shall participate in such dividend or distribution are to be determined. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any dividend or distribution.

         VII. A. The Company will maintain a register containing the names and addresses of the holders of the Warrants. The "registered holder" of any Warrant shall be the person in whose name such Warrant is registered in said warrant register. Any registered holder of this Warrant may change his address as shown on the warrant register by written notice to the Company requesting such change. Any notice or written communication required or permitted to be given to the registered holder may be given by registered mail, or delivered to such registered holder at its address as shown on the warrant register.

                  B. This Warrant, and the rights evidenced hereby, are subject to restriction on transfer set forth in Federal and State securities laws and may not be offered for sale, sold, transferred or otherwise disposed of unless registered under The Securities Act of 1933, as amended, and applicable state securities laws, or unless an exemption therefrom is available. Permissible transfers of this Warrant, and the rights evidenced hereby, may be made by any registered holder hereof with respect to any or all of the shares purchasable hereunder. Upon presentation of this Warrant to the Company for transfer as an entirety by the registered holder, the Company shall issue a new warrant of the same denomination to the assignee. Upon presentation of this Warrant to the Company by the registered holder for such transfer with respect to a portion of the shares of Common Stock purchasable hereunder, the Company shall issue a new warrant to the assignee, in such denomination as shall be requested by the registered holder hereof, and shall issue to such registered holder a new warrant covering the number of shares in respect of which this Warrant shall not have been transferred. .

                  C. In the event any stockholders of the Company are granted registration rights in the future to register shares of the Company's capital stock under the Securities Act of 1933, as amended, the holder of this Warrant or the shares issued on exercise hereof shall be entitled to substantially similar registration rights with respect to the shares.

                  D. In case this Warrant shall be mutilated, lost, stolen, or destroyed, the Company may issue a new warrant of like tenor and denomination and deliver the same (a) in exchange and substitution for and upon surrender and cancellation of any mutilated Warrant, or (b) in lieu of any Warrant lost, stolen, or destroyed, upon receipt of evidence satisfactory to the Company of the loss, theft or destruction of such Warrant (including a reasonably detailed affidavit with respect to the circumstances of any loss, theft, or destruction) and of indemnity satisfactory to the Company.

         VIII. Subject to compliance with applicable Federal and State securities law and certain restrictions on transfer referred to in Section 7B, this Warrant and all rights hereunder are transferable in whole or in part, at the office or agency of the Company at which this Warrant is exercisable by the holder hereof in person or by duly authorized attorney, upon surrender of this Warrant together with the assignment hereof properly endorsed. Until transfer hereof on the books of the Company, the Company may treat the registered holder hereof as the owner hereof for all purposes.

         IX. Unless a current registration statement under the Securities Act of 1933, as amended, shall be in effect with respect to the securities to be issued upon exercise of this Warrant, the holder hereof, by accepting this Warrant, covenants and agrees that, at the time of exercise hereof, and at the time of any proposed transfer of securities acquired upon exercise hereof, such holder will deliver to the Company a written statement that the securities acquired by the holder upon exercise hereof are for the own account of the holder for investment and are not acquired with a view to, or for sale in connection with, any distribution thereof (or any portion thereof) and with no present intention (at any such time) of offering and distributing such securities (or any portion thereof). Further, the holder shall comply with such provisions of applicable State securities laws as counsel to the Company shall advise.

         X. The provisions and terms of this Warrant shall be construed in accordance with the laws of the Commonwealth of Massachusetts.


                                         ADVANCED LUMITECH, INC., d/b/a BRIGHTEC



                                         By:____________________________________
                                            Patrick Planche, President

(Corporate Seal)

Attest:

____________________________________

                              FORM OF SUBSCRIPTION





To:  Advanced Lumitech, Inc., d/b/a Brightec                     Date:



         The undersigned hereby subscribes for ______________ shares of Common Stock of ADVANCED LUMITECH, INC., d/b/a BRIGHTEC covered by this Warrant #
03.002. The certificate(s) for such shares shall be issued in the name of the undersigned or as otherwise indicated below:


                                      -----------------------------------------
                                      Name


                                      -----------------------------------------
                                      Name for Registration


                                      -----------------------------------------

                                      -----------------------------------------

                                      -----------------------------------------
                                      Mailing Address

                               FORM OF ASSIGNMENT



  For value received _____________________ hereby sell, assign and transfer unto

________________________________________________________________________________

________________________________________________________________________________
             Please print or typewrite name and address of Assignee


the within Warrant, and do hereby irrevocably constitute and appoint____________ __________ Attorney to transfer the within Warrant on the books of the within named Corporation with full power of substitution on the premises.



Dated:_____________________________



                                             By:________________________________



In the presence of:



____________________________________